MERCANTILE
BANCORPORATION INC.



FIRST QUARTER REPORT 1995

TABLE OF CONTENTS

 Highlights.......................................................... 1
 Letter to Shareholders.............................................. 2
 Corporate News Developments......................................... 3
 Financial Section
  Financial Commentary............................................... 4
  Condensed Consolidated Quarterly
   Statement of Income...............................................15
  Consolidated Quarterly Average
   Balance Sheet.....................................................16
  Financial Statements...............................................18
 Banks and Other Subsidiaries........................................22
 Directors and Executive Officers....................................23
 Investor Information................................................24

                                                          HIGHLIGHTS<F1>

                                                                                FIRST QUARTER
($ IN THOUSANDS EXCEPT PER SHARE DATA)                                1995                         1994                   CHANGE
- ---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
 Net income                                                            $  .97                       $  .90                  7.8%
 Dividends declared                                                       .33                          .28                 17.9
 Book value at March 31                                                 24.87                        22.98                  8.2
 Market price at March 31                                               36 1/2                       31 7/8                14.5
 Average common shares outstanding                                 45,632,256                   44,435,837                  2.7
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
 Taxable-equivalent net interest income                              $137,595                     $131,225                  4.9%
 Tax-equivalent adjustment                                              2,431                        2,309                  5.3
 Net interest income                                                  135,164                      128,916                  4.8
 Provision for possible loan losses                                    13,617                        8,413                 61.9
 Other income                                                          52,399                       49,536                  5.8
 Other expense                                                        105,461                      106,339                  (.8)
 Income taxes                                                          24,423                       23,834                  2.5
 Net income                                                            44,062                       39,866                 10.5
- ---------------------------------------------------------------------------------------------------------------------------------
ENDING BALANCES
 Total assets                                                     $13,075,489                  $12,368,099                  5.7%
 Loans and leases                                                   8,951,639                    7,911,267                 13.2
 Deposits                                                           9,545,973                    9,708,669                 (1.7)
 Shareholders' equity                                               1,130,425                    1,022,888                 10.5
 Reserve for possible loan losses                                     178,302                      168,974                  5.5
- ---------------------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCES
 Total assets                                                     $13,011,452                  $12,654,080                  2.8%
 Earning assets                                                    12,028,096                   11,573,015                  3.9
 Loans and leases                                                   8,761,223                    7,756,263                 13.0
 Deposits                                                           9,815,036                   10,316,003                 (4.9)
 Shareholders' equity                                               1,126,668                    1,013,585                 11.2
- ---------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
 Return on assets                                                        1.35%                        1.26%
 Return on equity                                                       15.64                        15.73
 Overhead ratio                                                         55.51                        58.83
 Other expense to average assets                                         3.24                         3.36

 Net interest rate margin                                                4.58                         4.54

 Equity to assets                                                        8.65                         8.27
 Tier I capital to risk-adjusted assets                                 11.86                        11.67
 Total capital to risk-adjusted assets                                  15.61                        15.70
 Leverage                                                                8.29                         7.55

 Reserve for possible loan losses to outstanding loans                   1.99                         2.14
 Reserve for possible loan losses to non-performing loans              545.15                       371.31
 Non-performing assets to outstanding loans
  and foreclosed assets                                                   .51                         1.02
- ---------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA
 Banks<F2>                                                                 42                           42
 Banking offices<F2>                                                      274                          273
 Full-time equivalent employees                                         5,926                        6,087
- ---------------------------------------------------------------------------------------------------------------------------------


<F1> All 1994 financial information has been restated to reflect the
     January 3, 1995 merger with UNSL Financial Corp, which was accounted for as a pooling-of-interests.

<F2> Includes United Savings Bank, a state-chartered thrift institution.

LETTER TO SHAREHOLDERS

 Solid loan growth, continued improvements in operating efficiencies and a strong, stable net interest rate margin contributed to another record earnings performance for Mercantile. The Corporation also further expanded its franchise with the completion of two mergers.

 Net income grew by 10.5% for the first three months of 1995 to $44,062,000 from $39,866,000 in 1994. Per share net income was up 7.8%
 to $.97 from $.90. Mercantile's net interest income for the quarter was $135,164,000, an increase of 4.8% from $128,916,000 the previous year, reflecting a net interest rate margin of 4.58% versus 4.54%. Increased loan demand also contributed to the net interest income gain, as average loans outstanding for the period in 1995 were up 13.0% to $8.8 billion from $7.8 billion in 1994.

 Total assets at March 31, 1995 reached $13.1 billion, up 5.7% from $12.4 billion one year earlier. Earnings performance continued to keep pace with the Corporation's growth, as return on assets rose to 1.35% for the first quarter of this year from 1.26% for the same period in 1994.

 Expense reduction efforts continued to show results, as other expense declined .8% to $105,461,000 from $106,339,000 in 1994. The impact can be seen in the further improvement of the overhead ratio to 55.51% in 1995 from 58.83% in 1994, and in the decline of the ratio of other expense to average assets to 3.24% from 3.36%.

 Mercantile remained on solid footing from an asset quality perspective, with a ratio of non-performing loans to total loans of just .37% at the end of the first quarter. Non-performing loans were $32,707,000 at March 31, 1995, compared with $31,496,000 at the end of
 1994. The reserve for possible loan losses at the end of the period this year was $178,302,000, resulting in coverage levels of 1.99% of total loans and 545.15% of non-performing loans.

 Mergers continued to be important for Mercantile. On January 3, 1995, Wedge Bank, based in Alton, Illinois, and Lebanon, Missouri-based United Savings Bank joined the Corporation's banking system. During the quarter, Mercantile announced plans for mergers with Southwest Bancshares, based in Springfield, Missouri, and AmeriFirst Bancorporation, based in Sikeston, Missouri. Mergers with Kansas City, Missouri-based Central Mortgage Bancshares, Inc., North Little Rock, Arkansas-based TCBankshares and Davenport, Iowa-based Plains Spirit Financial Corporation, remain on track for closing in the second and third quarters.

 Mercantile continues to build a strong record of consistent earnings growth and franchise expansion in line with a strategy mapped out by a talented senior management team and successfully implemented by an outstanding staff. We thank our customers and shareholders for their continued support.




/s/ Thomas H. Jacobsen

 Thomas H. Jacobsen
 Chairman of the Board
 and Chief Executive Officer
 April 28, 1995

2          MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

CORPORATE NEWS DEVELOPMENTS

  * MERCANTILE COMPLETED MERGERS WITH WEDGE BANK, BASED IN ALTON, ILLINOIS, AND LEBANON, MISSOURI-BASED UNSL FINANCIAL CORP ON
     JANUARY 3, 1995, ADDING APPROXIMATELY $700 MILLION IN ASSETS.

      * In March, Wedge Bank's operations were combined with those of Mercantile Bank of Illinois, enhancing the Corporation's banking presence in Madison County, Illinois and the St. Louis Metro-East area.

      * Four offices of UNSL's United Savings Bank will become the new Mercantile Bank of Lebanon on May 18. The remaining sixteen United Savings Bank offices will be merged with six existing Mercantile Banks in southwest and central Missouri.

  * ON JANUARY 27, MERCANTILE ANNOUNCED PLANS TO MERGE WITH THE $181 MILLION-ASSET SOUTHWEST BANCSHARES, HEADQUARTERED IN SPRINGFIELD, MISSOURI. Southwest Bancshares is the holding company for Southwest Bank, which is based in Bolivar, Missouri and has a total of 11 offices in Polk, Greene, Dallas and Hickory counties. Southwest Bank will be merged with Mercantile Bank of Springfield.

  * AN AGREEMENT TO MERGE WITH SIKESTON, MISSOURI'S AMERIFIRST BANCORPORATION WAS ANNOUNCED ON FEBRUARY 17. AmeriFirst Bank, with approximately $157 million in assets, has two branches in Sikeston and one in Cape Girardeau, Missouri. The operations of AmeriFirst Bank will be combined with those of Mercantile Bank of Sikeston and Mercantile Bank of Cape Girardeau in their respective communities.

  * THE BOARD OF DIRECTORS OF MERCANTILE BANCORPORATION, AT THEIR REGULAR MEETING IN FEBRUARY, INCREASED THE CORPORATION'S QUARTERLY DIVIDEND TO $.33 PER SHARE OF COMMON STOCK FROM $.28 PER SHARE. The 17.9% increase marked the third consecutive year that Mercantile has raised its dividend.

  * MERCANTILE BANK OF ILLINOIS N.A. IS ISSUING A NEW CO-BRANDED VISA(R) CARD ON BEHALF OF SBC COMMUNICATIONS INC., FORMERLY SOUTHWESTERN BELL CORPORATION. The card is now available throughout Missouri, Texas, Kansas, Oklahoma and Arkansas. Marketing support for the card includes an extensive advertising and direct mail campaign featuring "Wings" star Crystal Bernard.

  * THE CITY OF ST. LOUIS APPROVED MERCANTILE'S REQUEST TO CONSTRUCT AN URBAN PLAZA THAT WILL PROVIDE A FOCAL POINT FOR ITS DOWNTOWN HEADQUARTERS SITE. The plaza will be located just south of the Mercantile Tower and east of Mercantile Bank of St. Louis's main office.

FINANCIAL COMMENTARY

PERFORMANCE SUMMARY

 Net income for Mercantile Bancorporation Inc. ("Corporation" or "Mercantile") in the first quarter of 1995 was $44,062,000, a 10.5% increase from the $39,866,000 earned in the same period a year ago. On a per share basis, net income was $.97, up 7.8% from the $.90 earned in last year's first quarter. First-quarter results reflected an improvement in net interest income, lower levels of operating expenses, a larger provision for possible loan losses and an increase in other income. Return on average assets improved to 1.35% this quarter compared with 1.26% in last year's first quarter, while return on average equity was 15.64% in 1995 versus 15.73% last year.

 All prior year figures have been restated to include the pre-acquisition accounts and results of operations of UNSL Financial Corp ("UNSL"), the holding company for Lebanon, Missouri-based United Savings Bank, which was merged with Mercantile on January 3, 1995 in a transaction accounted for as a pooling-of-interests. Also effective January 3, 1995, Mercantile completed a merger with Wedge Bank, based in Alton, Illinois. The Wedge transaction meets the requirements for treatment as a pooling-of-interests; however, due to the immateriality of Wedge's financial condition and results of operations to that of Mercantile's, the historical financial statements of the Corporation were not restated for the Wedge transaction. There are five other pending acquisitions in various stages of approval which are summarized in Exhibit 1.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 1
ACQUISITIONS
($ IN THOUSANDS)
                                                                                              CONSIDERATION
                                                                                           ------------------        ACCOUNTING
                                                   DATE          ASSETS      DEPOSITS      CASH      SHARES            METHOD
                                                   ----          ------      --------      ----      ------          ----------
ACQUISITIONS COMPLETED
UNSL Financial Corp                            Jan. 3, 1995    $  508,346   $  380,716     $11     1,578,107          Pooling
Wedge Bank                                     Jan. 3, 1995       195,716      152,865       1       969,954          Pooling
United Postal Bancorp, Inc.                    Feb. 1, 1994     1,260,765    1,025,252      39     5,631,953          Pooling
Metro Bancorporation                           Jan. 3, 1994       370,175      333,183       6     1,638,278          Pooling

ACQUISITIONS PENDING
Central Mortgage Bancshares, Inc.              May 1, 1995        659,064      572,617       -     2,625,000<F1>      Pooling
TCBankshares, Inc.                             May 1, 1995      1,424,323    1,209,920       -     4,749,999<F2>      Pooling
Plains Spirit Financial Corporation            3rd Qtr. 1995      451,631      271,459     <F3>         <F3>          Purchase
Southwest Bancshares, Inc.                     3rd Qtr. 1995      180,737      149,449       -       675,000<F1>      Pooling
AmeriFirst Bancorporation, Inc.                3rd Qtr. 1995      156,568      130,657       -       661,385<F1>      Pooling


<F1> Estimated shares to be issued in acquisition.

<F2> In addition to Mercantile common stock issued, the Corporation will assume, through an exchange, the outstanding, non-convertible preferred stock of TCBankshares, Inc.

<F3> The value of the consideration will total $64 million, which includes up to 1,400,000 shares of Mercantile common stock.


- ---------------------------------------------------------------------------------------------------------------------------------

4          MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

 Net interest income for the first quarter of 1995 was $135,164,000 compared with $128,916,000 in the year-earlier period, an increase of 4.8%. The net interest rate margin of 4.58% was up four basis points when compared with 4.54% last year. Average earning assets of $12.0 billion grew 3.9% from $11.6 billion in the first quarter of 1994, as average loan volume increased 13.0%.

 Other income was $52,399,000 in the first quarter of 1995, an increase of $2,863,000 or 5.8% from a year ago. Credit card fees and miscellaneous income were the only categories of non-interest income which improved in the first quarter of 1995. Miscellaneous income in the current quarter included a $5,155,000 gain on the sale of the Corporation's interest in a joint venture that provides ATM switching capabilities in the Midwest region.

 Non-interest expenses were down $878,000 or .8% from a year ago. Total expenses were $105,461,000 for the quarter compared with $106,339,000 last year. Reduction in expense levels resulted primarily from the realization of synergies from mergers completed in prior years. The result was an improvement in the overhead ratio to 55.51% compared with 58.83% last year, and a reduction in the other expense to average assets ratio to 3.24% from 3.36% in the first quarter of 1994.

 The provision for possible loan losses for the quarter was $13,617,000 compared with $8,413,000 in 1994, an increase of 61.9%. Net charge-offs for 1995 and 1994 were $13,922,000 and $11,659,000, respectively, and on an annualized basis were .64% of average loans this quarter compared with .60% last year. At March 31, 1995, the reserve for possible loan losses was $178,302,000 and 545.15% of non-performing loans compared with 371.31% last March 31 and 560.58% at year-end 1994.

 Non-performing loans as of March 31, 1995 were $32,707,000 or .37% of total loans compared with the year-end 1994 figures of $31,496,000 or .37% and $45,508,000 or .58% at March 31, 1994. Foreclosed assets declined to $12,594,000 compared with $13,370,000 at year's end and $35,349,000 last March 31.

 Earnings in the St. Louis Area (Mercantile Bank of St. Louis N.A., Mercantile Bank of Illinois N.A. and Mercantile Trust Company N.A.) were $21,592,000, down 13.3% from 1994. The first-quarter 1995 results reflected an increase of $8,140,000 in the provision for possible loan losses at Mercantile Bank of Illinois N.A., thereby significantly reducing the overall level of profitability of the St. Louis Area. Return on average assets was 1.24% for the first quarter of 1995 versus 1.46% in 1994.

 In the 36 Community Banks, net income was $16,592,000, an increase of 12.1%, while return on average assets was 1.36% in 1995 versus 1.34% last year. Earnings for the three banks in the Kansas City Area were $5,409,000, up 12.7% from a year ago. Return on average assets was 1.34% compared with 1.20% last year.


- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 2
ORGANIZATIONAL CONTRIBUTION
($ IN THOUSANDS)
                                                                                  MARCH 31, 1995
                                                     ---------------------------------------------------------------------------
                                                                       KANSAS                          PARENT
                                                     ST. LOUIS          CITY         COMMUNITY      COMPANY AND
                                                     AREA<F*>           AREA           BANKS        ELIMINATIONS    CONSOLIDATED
                                                     ---------         ------        ---------      -----------     ------------
Net income                                          $   21,592       $    5,409      $   16,592      $     469      $    44,062
Average assets                                       6,978,673        1,609,920       4,878,262       (455,403)      13,011,452

Return on assets                                          1.24%            1.34%           1.36%                           1.35%
Net interest rate margin                                  4.26             4.71            4.62                            4.58
Overhead ratio                                           55.93            56.76           52.50                           55.51

Equity to assets                                          8.38             8.87            8.36                            8.65
Reserve for possible loan losses to
 outstanding loans                                        2.02             2.09            1.94                            1.99
Reserve for possible loan losses to
 non-performing loans                                   784.74           701.55          407.89                          545.15
Non-performing loans to outstanding loans                  .26              .30             .47                             .37
Non-performing assets to outstanding loans
 and foreclosed assets                                     .38              .40             .62                             .51


<F*>Includes the results of Mercantile Bank of St. Louis N.A., Mercantile
    Bank of Illinois N.A., Mercantile Trust Company N.A., Mercantile Business Credit, Inc. (asset-based lending), Mercantile Investment Services, Inc. (brokerage), Mississippi Valley Advisors Inc. (investment management) and Mississippi Valley Life Insurance Co. (credit life).

- ---------------------------------------------------------------------------------------------------------------------------------

 Consolidated assets of $13.1 billion were up 5.7% from last March 31. Core deposits declined by 4.6% to $8.7 billion, loans were $9.0 billion, up 13.2% from last year, and shareholders' equity of $1.1 billion was 10.5% higher than at March 31, 1994. Tier I capital to risk-adjusted assets improved to 11.86% compared with 11.67% last year, while Total capital to risk-adjusted assets was 15.61% compared with 15.70% at March 31, 1994.

 The following financial commentary presents a more thorough discussion and analysis of the results of operations and financial position of the Corporation for the first quarter of 1995.

NET INTEREST INCOME

 Net interest income for the first quarter of 1995 was $135,164,000, a 4.8% increase from the $128,916,000 earned last year. This was the net result of a four-basis-point widening in the net interest rate margin to 4.58% and a 3.9% growth in average earning assets. Factors contributing to the increase in the net interest rate margin included a contraction in the levels of lower-yielding investments, growth in the high-yielding consumer loan categories, higher levels of shareholders'


6            MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES
 equity and a decline in non-performing assets, partially offset by the continued decline in consumer deposits which were replaced by more costly purchased funds. Average loans grew by $1.0 billion or 13.0%, while investments in debt and equity securities decreased by $322,854,000 or 9.5% and short-term investments declined by $227,025,000 or 54.1%.

 Loan growth was broad based as average loans in the St. Louis Area banks grew by 8.4%, while volume at the Community Banks and Kansas City Area banks increased by 17.7% and 17.5%, respectively. When compared with the first quarter of 1994, average commercial loans grew by $155,851,000 or 7.8%, while average commercial real estate mortgage and construction loans increased by $77,123,000 or 5.3%. Residential mortgage loans on average grew by $442,342,000 or 17.1%, as the mix of production moved largely to adjustable-rate loans which were retained in the portfolio. Average credit card loans increased by $112,875,000 or 15.1%, due primarily to cross-selling efforts, successful targeted marketing campaigns for new accounts and selected credit limit increases. The new SBC Communications Inc. co-branded credit card should add significantly to this growth in future periods. Other consumer loans increased by $216,736,000 or 22.5%, due to strong growth in indirect auto loans, primarily in outstate Missouri production offices.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 3
LOANS AND LEASES
($ IN THOUSANDS)
                                                                                 MARCH 31
                                                                      1995                      1994                 CHANGE
                                                                      ----                      ----                 ------
Commercial                                                         $2,261,717                $2,171,951                4.1%
Real estate-commercial                                              1,341,608                 1,312,537                2.2
Real estate-construction                                              213,422                   145,985               46.2
Real estate-residential                                             3,072,345                 2,578,827               19.1
Consumer                                                            1,184,286                   969,645               22.1
Credit card                                                           878,063                   732,142               19.9
Foreign                                                                   198                       180               10.0
                                                                   ----------                ----------
 Total Loans and Leases                                            $8,951,639                $7,911,267               13.2
                                                                   ==========                ==========

- ---------------------------------------------------------------------------------------------------------------------------------

 The $332,854,000 or 9.5% decline in average investments in debt and equity securities came largely through maturities in which the proceeds were used to fund loan growth. Short-term investments are primarily used for short-term excess liquidity or balancing the interest rate sensitivity of the Corporation, and on average decreased by $227,025,000 or 54.1% during the first quarter of 1995.

 Core deposits continued to contract and were replaced by more costly short-term borrowings and bank notes. Even with the 6.8% reduction in average core deposits, Mercantile remained substantially core funded at 92.78% of total deposits and 75.71% of earning assets. Changes in average core deposits for the past five quarters are shown in the Consolidated Quarterly Average Balance Sheet on Pages 16 and 17 of this report.

 Average non-interest bearing deposits declined by $314,076,000 or 15.5%. A reclassification of $100,000,000 of these funds to other time deposits and a decrease of $71,356,000 in cash and due from banks reduced the real loss of non-interest bearing funds to $142,720,000. Higher interest rates and, thus, larger earnings credits for those balances to pay for services largely accounted for the decline in this important source of funds.

 The $675,595,000 increase in average short-term borrowings and outstanding bank notes of $250,000,000 made up for the loss of core deposits and funded loan growth. All borrowings are in accordance with current liquidity guidelines; the relative levels of short-term borrowings are expected to be reduced in the second quarter of 1995.

 Average shareholders' equity grew by $113,083,000 or 11.2%, due largely to net earnings retained, stock issued in the Wedge transaction, stock issued in the conversion of the capital notes which matured in April 1995 and a favorable change in the FAS 115 adjustment.

 The factors discussed previously are consistent with Mercantile's overall corporate policy relative to rate sensitivity and liquidity, which is to produce the optimal yield and maturity mix consistent with interest rate expectations and projected liquidity needs. The Consolidated Quarterly Average Balance Sheet, with rates earned and paid, is summarized by quarter on Pages 16 and 17.

OTHER INCOME

 Non-interest income increased 5.8% during the first quarter of 1995 to $52,399,000. Other income is down in all categories except for credit card fees and miscellaneous income.

 Trust fees continued to be the largest source of non-interest income, and were $15,168,000 compared with $15,657,000 during the first quarter of 1994, a decrease of 3.1%. Exhibit 5 details the composition of trust fees for the first quarters of 1995 and 1994.

 Service charge income was down 5.0% or $737,000 for the first quarter of 1995, as core deposit volumes declined and some corporate customers opted to use compensating deposit balances in the higher rate environment to offset analysis charges rather than pay fees.


- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 4
OTHER INCOME
($ IN THOUSANDS)
                                                                                             FIRST QUARTER
                                                                           1995                   1994               CHANGE
                                                                           ----                   ----               ------
Trust                                                                    $15,168                $15,657               (3.1)%
Service charges                                                           13,952                 14,689               (5.0)
Credit card fees                                                           6,496                  5,805               11.9
Mortgage banking                                                           1,385                  2,606              (46.9)
Investment banking and brokerage                                           1,360                  2,369              (42.6)
Letters of credit fees                                                     1,518                  1,521                (.2)
Foreclosed property income                                                    77                  1,286              (94.0)
Securities gains (losses)                                                    (43)                   246                  -
Other                                                                     12,486                  5,357                  -
                                                                         -------                -------
 Total Other Income                                                      $52,399                $49,536                5.8
                                                                         =======                =======

- ---------------------------------------------------------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 5
TRUST INCOME
($ IN THOUSANDS)
                                                                                             FIRST QUARTER
                                                                           1995                   1994               CHANGE
                                                                           ----                   ----               ------
Personal trust-St. Louis Area banks                                      $ 5,037                $ 4,794                5.1%
Mississippi Valley Advisors Inc.                                           3,217                  3,244                (.8)
Corporate and institutional services                                       2,664                  3,238              (17.7)
Kansas City Area banks and Community Banks                                 4,250                  4,381               (3.0)
                                                                         -------                -------
 Total Trust Income                                                      $15,168                $15,657               (3.1)
                                                                         =======                =======

- ---------------------------------------------------------------------------------------------------------------------------------

8             MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

 Credit card fee income was $6,496,000 for the first quarter of 1995, a $691,000 or 11.9% increase from the 1994 level. Credit card income primarily represents fees charged merchants for processing credit card transactions, fees received on transactions of Mercantile cardholders and cardholders' annual fees. Exhibit 6 details credit card revenue by type for 1994 and 1995.

 Investment banking and brokerage fees were $1,360,000 compared with $2,369,000 last year, a decrease of 42.6%. This income is derived from transaction fees for services performed as a dealer bank for individual and corporate customers, including sales of annuities and mutual funds, profits earned on limited trading positions, and foreign exchange revenue. This source of revenue can vary depending on movements in interest rates and overall market conditions.

 Mortgage banking revenue declined by $1,221,000 or 46.9% from the first quarter of 1994. Exhibit 7 provides the components of mortgage banking revenue through March 31 of 1995 and 1994.

 During the first quarter of 1995, the Corporation recorded a gain of $5,155,000 on the sale of its interest in a joint venture that provides ATM switching capabilities in the Midwest region. Excluding that gain, total other income declined by 4.6% from the first quarter of 1994.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 6
CREDIT CARD INCOME
($ IN THOUSANDS)
                                                                                             FIRST QUARTER
                                                                           1995                   1994               CHANGE
                                                                           ----                   ----               ------
Interchange fees                                                          $2,461                 $2,038               20.8%
Late payment fees                                                          1,048                  1,029                1.8
Annual fees                                                                  868                  1,259              (31.1)
Other cardholder income                                                    1,005                    868               15.8
Merchant revenue, net of related expense                                   1,114                    611               82.3
                                                                          ------                 ------
 Total Credit Card Income                                                 $6,496                 $5,805               11.9
                                                                          ======                 ======

- ---------------------------------------------------------------------------------------------------------------------------------



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 7
MORTGAGE BANKING INCOME
($ IN THOUSANDS)
                                                                                             FIRST QUARTER
                                                                           1995                   1994               CHANGE
                                                                           ----                   ----               ------
Servicing fees                                                            $1,254                 $1,232                1.8%
Gains on sales of loans                                                       49                  1,009              (95.1)
Other                                                                         82                    365              (77.5)
                                                                          ------                 ------
 Total Mortgage Banking
  Income                                                                  $1,385                 $2,606              (46.9)
                                                                          ======                 ======

- ---------------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSE

 Expenses other than interest expense and the provision for possible loan losses for the first quarter of 1995 declined to $105,461,000, a reduction of $878,000 or .8% from 1994. Total operating expenses declined to 3.24% of average assets compared with 3.36% last year, and the overhead ratio, defined as operating expenses as a percentage of taxable-equivalent net interest income and other income, improved to 55.51% compared with 58.83% last year.

 Salary expenses increased by 1.0% during the first quarter, reflecting the costs of merit increases offset by a reduction in headcount of
 161. Benefit costs were up by 3.6%, due to the generally higher cost of employee benefit programs. Occupancy and equipment costs declined by 2.9% in the first quarter, reflecting productivity gains and the closing of United Postal overlapping offices during the third quarter of 1994, offset by the costs of maintaining additional offices and a consistent program of upgrading systems and equipment to further enhance productivity.

 Exhibit 8 details the composition of all other operating expenses, which declined from last year largely due to greater expense controls and the benefits of acquisition consolidation efforts.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 8
OTHER EXPENSE
($ IN THOUSANDS)
                                                                                             FIRST QUARTER
                                                                           1995                   1994               CHANGE
                                                                           ----                   ----               ------
Salaries                                                                 $ 45,795               $ 45,334               1.0%
Employee benefits                                                          12,060                 11,639               3.6
                                                                         --------               --------
 Total Personnel Expense                                                   57,855                 56,973               1.5
Net occupancy                                                               6,418                  6,613              (2.9)
Equipment                                                                   8,537                  8,786              (2.8)
Advertising/business development                                            1,663                  2,334             (28.7)
Postage and freight                                                         4,011                  3,724               7.7
Office supplies                                                             2,275                  2,043              11.4
Communications                                                              1,847                  1,616              14.3
Legal and professional                                                      1,702                  2,428             (29.9)
Credit card                                                                 2,207                  2,243              (1.6)
FDIC insurance                                                              5,291                  5,512              (4.0)
Foreclosed property expense                                                   504                    410              22.9
Intangible asset amortization                                               1,567                  1,756             (10.8)
Other                                                                      11,584                 11,901              (2.7)
                                                                         --------               --------
 Total Other Expense                                                     $105,461               $106,339               (.8)
                                                                         ========               ========
RATIOS
 Overhead ratio                                                             55.51%                 58.83%
 Other expense to average assets                                             3.24                   3.36

- ---------------------------------------------------------------------------------------------------------------------------------


RESERVE FOR POSSIBLE LOAN LOSSES

 The reserve for possible loan losses was $178,302,000 or 1.99% of loans outstanding at March 31, 1995. This compared with $176,561,000 or 2.06% at year's end and $168,974,000 or 2.14% at March 31, 1994.
 The reserve coverage of non-performing loans was 545.15% compared with 560.58% at year-end and 371.31% last year.

 The provision for possible loan losses for the first quarter of 1995 was $13,617,000, which included an increase of $8,140,000 in the provision at Mercantile Bank of Illinois N.A., compared with $8,413,000 last year. The annualized ratio of net charge-offs to average loans for the first quarter was .64% compared with .60% last year, while the corresponding net charge-off figures were $13,922,000 and $11,659,000, respectively.

10          MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

 Credit card losses were 4.89% of average credit card loans for this quarter, compared with 4.78% in 1994. Net credit card charge-offs were $10,499,000 in 1995 compared with $8,899,000 last year. Excluding credit card losses, there were few charge-offs of any significance. Mercantile Bank of St. Louis N.A. realized a loss of $1,500,000 on a former United Postal commercial real estate credit, while UNSL recorded charge-offs of $1,400,000 on five commercial real estate loans.

 Mercantile evaluates the reserves of all banks on a quarterly basis to ensure the timely charge-off of loans and to determine the adequacy of those reserves. At March 31, 1995, the level of the individual Community Bank reserves as a percentage of total loans outstanding ranged from 1.08% to 6.50% with a combined ratio of 1.94%. The coverage of non-performing loans was 407.89% on a combined basis. The St. Louis Area banks combined reserve was 2.02% of loans with a resulting coverage ratio of 784.74%, while the combined reserves of the banks in the Kansas City Area were 2.09% of loans outstanding with a coverage of non-performing loans of 701.55%. Management believes the consolidated reserve of 1.99% of loans and 545.15% of non-performing loans as of March 31, 1995 was adequate based on the risks identified at such date in the respective portfolios.

 Financial Accounting Standard ("FAS") 114, "Accounting by Creditors for Impairment of a Loan," as amended by FAS 118, was adopted by the Corporation in the first quarter of 1995. The new standard requires an impaired loan to be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate. As of March 31, 1995, impaired loans totaled $21,728,000, for which the related reserve for possible loan losses is $2,361,000. The Corporation recognized $244,000 of interest income on these impaired loans in 1995.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 9
RESERVE FOR POSSIBLE LOAN LOSSES
($ IN THOUSANDS)
                                                                                         THREE MONTHS ENDED
                                                                                              MARCH 31
                                                                                 1995                           1994
                                                                                 ----                           ----
BEGINNING BALANCE                                                               $176,561                       $172,220

PROVISION                                                                         13,617                          8,413
CHARGE-OFFS                                                                      (17,464)                       (15,711)
RECOVERIES                                                                         3,542                          4,052
                                                                                --------                       --------
  NET CHARGE-OFFS                                                                (13,922)                       (11,659)

ACQUIRED RESERVES                                                                  2,046                              -
                                                                                --------                        -------
ENDING BALANCE                                                                  $178,302                       $168,974
                                                                                ========                       ========
LOANS AND LEASES
  March 31 balance                                                            $8,951,639                     $7,911,267
                                                                              ==========                     ==========
  Average balance                                                             $8,761,223                     $7,756,263
                                                                              ==========                     ==========
RATIOS
  Reserve balance to outstanding loans                                              1.99%                          2.14%
  Reserve balance to non-performing loans                                         545.15                         371.31
  Net charge-offs to average loans                                                   .64                            .60
  Earnings coverage of net
   charge-offs                                                                      5.90x                          6.19x

- ---------------------------------------------------------------------------------------------------------------------------------

NON-PERFORMING ASSETS

 Non-performing loans (non-accrual and renegotiated loans) were $32,707,000 or .37% of total loans at March 31, 1995 compared with $31,496,000 or .37% at December 31, 1994, and $45,508,000 or .58% at
 March 31, 1994. Foreclosed assets were $12,594,000 at March 31, 1995 compared with $13,370,000 at year's end and $35,349,000 last year. The ratio of non-performing assets to outstanding loans and foreclosed assets was .51% at March 31, 1995 compared with .52% at December 31, 1994 and 1.02% last year. Loans past due 90 days and still accruing interest were $18,775,000 at March 31, 1995 versus $18,362,000 at year-end and $14,150,000 at March 31, 1994.

 As noted in Exhibit 10, non-accrual loans increased slightly from the year-end level, yet were down significantly from last year. There were no significant additions to or deletions from non-accrual loans during the first quarter of 1995. All loans classified as renegotiated were paying in accordance with their modified terms at March 31, 1995. Loans past due 90 days and still accruing interest were near the same level as year-end 1994, and consisted largely of credit card loans and residential real estate mortgage loans. Impaired loans, consisting of non-accrual and renegotiated commercial and commercial real estate loans, were $21,728,000 at March 31, 1995 and averaged $21,868,000 for the first quarter.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 10
NON-PERFORMING ASSETS
($ IN THOUSANDS)
                                                                MAR. 31                  DEC. 31                   MAR. 31
                                                                 1995                      1994                     1994
                                                                -------                  -------                   -------
NON-ACCRUAL LOANS
  Commercial                                                    $ 6,341                  $ 4,110                   $10,409
  Real estate-commercial                                         12,934                   12,920                    14,475
  Real estate-construction                                          308                      129                       279
  Real estate-residential                                         7,094                    7,159                     9,302
  Consumer                                                        2,643                    1,476                     1,949
                                                                -------                  -------                   -------
   Total Non-accrual Loans                                       29,320                   25,794                    36,414

RENEGOTIATED LOANS                                                3,387                    5,702                     9,094
                                                                -------                  -------                   -------
TOTAL NON-PERFORMING LOANS                                      $32,707                  $31,496                   $45,508
                                                                =======                  =======                   =======
FORECLOSED ASSETS
  Foreclosed real estate                                        $10,601                  $ 8,748                   $31,565
  In-substance foreclosures                                           -                    2,473                     2,628
  Other foreclosed assets                                         1,993                    2,149                     1,156
                                                                -------                  -------                   -------
TOTAL FORECLOSED ASSETS                                         $12,594                  $13,370                   $35,349
                                                                =======                  =======                   =======
TOTAL NON-PERFORMING ASSETS                                     $45,301                  $44,866                   $80,857
                                                                =======                  =======                   =======
PAST-DUE LOANS
  (90 DAYS OR MORE)                                             $18,775                  $18,362                   $14,150
                                                                =======                  =======                   =======
RATIOS
  Non-performing loans to outstanding loans                         .37%                     .37%                      .58%
  Non-performing assets to outstanding loans and
   foreclosed assets                                                .51                      .52                      1.02
  Non-performing assets to total assets                             .35                      .35                       .65

- ---------------------------------------------------------------------------------------------------------------------------------

 In accordance with FAS 114, in-substance foreclosures have been reclassified to loans. This reclassification did not impact the Company's financial condition or results of operations.


12         MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

CAPITAL RESOURCES

 Mercantile maintains a strong capital base, which provides a solid foundation for anticipated future asset growth and promotes depositor and investor confidence. Capital management is a continuous process at Mercantile, and ensures that capital is provided for current needs and anticipated growth. Mercantile's strong capital position has enabled it to profitably expand its asset and deposit bases, while maintaining capital ratios at levels stronger than those of other quality banking organizations and well in excess of regulatory standards.

 At March 31, 1995, shareholders' equity was $1.1 billion, an increase of 10.5% from March 31, 1994. Net earnings retained, conversion of capital notes to equity, a favorable change in the FAS 115 adjustment, and stock issued in the Wedge transaction and under various employee benefit plans accounted for the increase. Equity represented 8.65% of assets compared with 8.27% at March 31, 1994. Significant capital ratios and intangible assets are summarized in Exhibit 11, while Exhibit 2 details the equity capital ratios of the St. Louis Area, Kansas City Area and Community Banks in aggregate. The Corporation has restructured its long-term debt over the past two years and there are no maturities before 1999, other than the 8% convertible subordinated capital notes which were largely converted to common stock, with the balance paid in cash on April 1, 1995.



- ---------------------------------------------------------------------------------------------------------------------------------
EXHIBIT 11
RISK-BASED CAPITAL
($ IN THOUSANDS)
                                                                MAR. 31                  DEC. 31                   MAR. 31
                                                                 1995                      1994                     1994
                                                                -------                  -------                   -------
Capital
  Tier I                                                      $1,073,141                $1,039,508               $  950,537
  Total                                                        1,412,812                 1,375,924                1,279,073
Risk-adjusted assets                                           9,049,486                 8,783,690                8,146,986
Tier I capital to risk-adjusted assets                             11.86%                    11.83%                   11.67%
Total capital to risk-adjusted assets                              15.61                     15.66                    15.70
Leverage                                                            8.29                      8.24                     7.55
Double leverage                                                   109.14                    107.95                   110.01
Long-term debt to total
 capitalization                                                    19.78                     20.72                    22.30
Intangible assets                                                $60,576                   $64,415                  $70,422

- ---------------------------------------------------------------------------------------------------------------------------------

 During the first quarter of 1995, Mercantile repurchased 672,500 shares of its common stock via a designated broker dealer at an average cost of $36.22 per share. It is contemplated that the stock will be reissued in the Plains Spirit Financial Corporation acquisition and in conjunction with the 1994 Stock Incentive Plan.

 On February 9, 1995, the Board of Directors declared a quarterly cash dividend of $.33 per share which was paid April 1, 1995. This represented an increase of 17.9% over the prior quarterly rate of $.28 per share and a 34.02% payout ratio of first-quarter 1995 earnings. Book value per share was $24.87 at March 31, 1995 compared with $22.98 a year earlier, an increase of 8.2%. Further information relating to dividends, as well as quarterly stock prices, is included in the Investor Information summary on Page 24 of this report.


14         MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED QUARTERLY STATEMENT OF INCOME
(THOUSANDS EXCEPT PER SHARE DATA)
                                                                                1994                                  1995
                                                       1ST QTR.        2ND QTR.       3RD QTR.       4TH QTR.        1ST QTR.
                                                       --------        --------       --------       --------        --------
INTEREST INCOME
 Interest and fees on loans and leases                 $157,099        $162,386        $172,611        $183,453       $196,914
 Investments in debt and equity securities               46,468          45,559          43,989          43,427         43,773
 Short-term investments                                   3,608           2,236           1,753           2,795          2,751
                                                       --------        --------        --------        --------       --------
   Total Interest Income                                207,175         210,181         218,353         229,675        243,438
 Tax-equivalent adjustment                                2,309           2,288           2,235           2,282          2,431
                                                       --------        --------        --------        --------       --------
   TAXABLE-EQUIVALENT INTEREST INCOME                   209,484         212,469         220,588         231,957        245,869

INTEREST EXPENSE
 Deposits                                                66,310          65,929          67,803          71,407         79,523
 Borrowed funds                                          11,949          13,956          17,549          26,088         28,751
                                                       --------        --------        --------        --------       --------
   Total Interest Expense                                78,259          79,885          85,352          97,495        108,274
                                                       --------        --------        --------        --------       --------
   TAXABLE-EQUIVALENT NET INTEREST INCOME               131,225         132,584         135,236         134,462        137,595

PROVISION FOR POSSIBLE LOAN LOSSES                        8,413           8,045           8,541          12,393         13,617

OTHER INCOME
 Trust                                                   15,657          15,917          14,270          13,980         15,168
 Service charges                                         14,689          14,724          15,103          14,025         13,952
 Credit card fees                                         5,805           5,802           6,325           6,777          6,496
 Mortgage banking                                         2,606           1,580           1,337           1,633          1,385
 Investment banking and brokerage                         2,369           2,263           1,827           1,598          1,360
 Securities gains (losses)                                  246             208             (53)             25            (43)
 Other                                                    8,164           6,952           8,517           7,854         14,081
                                                       --------        --------        --------        --------       --------
   Total Other Income                                    49,536          47,446          47,326          45,892         52,399

OTHER EXPENSE
 Personnel expense                                       56,973          56,474          56,098          57,460         57,855
 Net occupancy and equipment                             15,399          14,812          14,915          15,274         14,955
 Other                                                   33,967          33,715          34,766          34,706         32,651
                                                       --------        --------        --------        --------       --------
   Total Other Expense                                  106,339         105,001         105,779         107,440        105,461
                                                       --------        --------        --------        --------       --------
TAXABLE-EQUIVALENT INCOME BEFORE INCOME TAXES            66,009          66,984          68,242          60,521         70,916

INCOME TAXES
 Income taxes                                            23,834          23,461          23,944          24,654         24,423
 Tax-equivalent adjustment                                2,309           2,288           2,235           2,282          2,431
                                                       --------        --------        --------        --------       --------
  Adjusted Income Taxes                                  26,143          25,749          26,179          26,936         26,854
                                                       --------        --------        --------        --------       --------
   NET INCOME                                          $ 39,866        $ 41,235        $ 42,063        $ 33,585       $ 44,062
                                                       ========        ========        ========        ========       ========
NET INCOME PER SHARE                                       $.90            $.92            $.94            $.75           $.97

SIGNIFICANT RATIOS
 Return on assets                                          1.26%           1.32%           1.34%           1.06%          1.35%
 Return on equity                                         15.73           15.86           15.70           12.25          15.64


            MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES         15

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEET
($ IN THOUSANDS)

                                                                                             1994
                                                                     1ST QTR.              2ND QTR.             3RD QTR.
                                                                ------------------    ------------------   ------------------
                                                                VOLUME    RATE<F*>     VOLUME   RATE<F*>   VOLUME    RATE<F*>
                                                                ------    --------     ------   --------   ------    --------
ASSETS
 Earning Assets
  Loans and leases, net of unearned income
   Commercial                                                 $ 1,996,109   6.35%   $ 2,079,810   6.92%   $ 2,103,546   7.52%
   Real estate-commercial                                       1,322,596   7.63      1,316,007   8.07      1,297,635   8.25
   Real estate-construction                                       143,455   7.46        164,641   8.06        183,451   8.75
   Real estate-residential                                      2,586,084   7.31      2,586,499   7.32      2,715,910   7.43
   Consumer                                                       962,274   8.29        991,281   8.27      1,089,898   8.37
   Credit card                                                    745,456  16.64        729,883  16.10        743,139  15.98
   Foreign                                                            289   5.54            184   6.52            336   7.14
                                                              -----------           -----------           -----------
    Total Loans and Leases                                      7,756,263   8.14      7,868,305   8.29      8,133,915   8.52
  Investments in debt and equity securities
   Trading                                                         10,516   5.44          6,028   6.57         12,736   4.24
   Taxable                                                      3,139,879   5.49      3,127,737   5.39      3,003,285   5.41
   Tax-exempt                                                     246,475   7.99        243,642   8.08        238,457   8.00
                                                              -----------           -----------           -----------
    Total                                                       3,396,870   5.67      3,377,407   5.59      3,254,478   5.60
  Short-term investments                                          419,882   3.44        183,702   4.87        178,089   3.94
                                                              -----------           -----------           -----------
    Total Earning Assets                                       11,573,015   7.24     11,429,414   7.44     11,566,482   7.63
 Non-earning Assets                                             1,081,065             1,071,865             1,024,733
                                                              -----------           -----------           -----------
    Total Assets                                              $12,654,080           $12,501,279           $12,591,215
                                                              ===========           ===========           ===========
LIABILITIES
 Acquired Funds
  Deposits
   Non-interest bearing                                       $ 2,024,486           $ 1,887,537           $ 1,850,796
   Interest bearing demand                                      1,716,824   1.71      1,714,673   1.70      1,673,158   1.72
   Money market accounts                                        1,658,069   2.83      1,646,808   3.00      1,629,590   3.18
   Savings                                                        911,930   2.31        928,529   2.30        909,527   2.33
   Consumer time certificates under $100,000                    3,427,224   4.28      3,324,631   4.23      3,242,802   4.37
   Other time                                                      33,201   2.75         33,587   3.38         34,204   3.17
                                                              -----------           -----------           -----------
    Total Core Deposits                                         9,771,734   3.16      9,535,765   3.16      9,340,077   3.26
   Time certificates $100,000 and over                            502,870   3.68        478,162   3.91        455,381   4.43
   Foreign                                                         41,399   4.51         80,465   4.15        136,111   4.80
                                                              -----------           -----------           -----------
    Total Purchased Deposits                                      544,269   3.74        558,627   3.95        591,492   4.51
                                                              -----------           -----------           -----------
    Total Deposits                                             10,316,003   3.20     10,094,392   3.21      9,931,569   3.36
  Short-term borrowings                                           835,432   2.97        870,773   3.88      1,113,539   4.32
  Bank notes                                                            -      -              -      -              -      -
  Long-term debt                                                  298,915   7.68        292,487   7.54        289,218   7.62
                                                              -----------           -----------           -----------
    Total Acquired Funds                                       11,450,350   3.32     11,257,652   3.41     11,334,326   3.60
 Other liabilities                                                190,145               203,643               185,020
SHAREHOLDERS' EQUITY                                            1,013,585             1,039,984             1,071,869
                                                              -----------           -----------           -----------
    Total Liabilities and Shareholders' Equity                $12,654,080           $12,501,279           $12,591,215
                                                              ===========           ===========           ===========
SIGNIFICANT RATIOS
  Net interest rate spread                                                  3.92%                 4.03%                 4.03%
  Net interest rate margin                                                  4.54                  4.64                  4.68

<F*>Taxable-equivalent basis.

16          MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEET
($ IN THOUSANDS)

                                                                      1994                  1995
                                                                     4TH QTR.              1ST QTR.
                                                                ------------------    ------------------
                                                                VOLUME    RATE<F*>     VOLUME   RATE<F*>
                                                                ------    --------     ------   --------
ASSETS
 Earning Assets
  Loans and leases, net of unearned income
   Commercial                                                 $ 2,125,707   8.10%   $ 2,151,960   8.55%
   Real estate-commercial                                       1,298,728   8.68      1,337,652   8.76
   Real estate-construction                                       200,378   9.02        205,522   9.25
   Real estate-residential                                      2,846,666   7.63      3,028,426   7.71
   Consumer                                                     1,153,740   8.33      1,179,010   8.27
   Credit card                                                    785,363  15.37        858,331  16.25
   Foreign                                                            387   7.24            322   8.70
                                                              -----------           -----------
    Total Loans and Leases                                      8,410,969   8.76      8,761,223   9.02
  Investments in debt and equity securities
   Trading                                                         14,443   5.10         12,375   5.27
   Taxable                                                      2,874,802   5.57      2,813,067   5.72
   Tax-exempt                                                     232,015   8.15        248,574   8.12
                                                              -----------           -----------
    Total                                                       3,121,260   5.76      3,074,016   5.91
  Short-term investments                                          207,207   5.40        192,857   5.71
                                                              -----------           -----------
    Total Earning Assets                                       11,739,436   7.90     12,028,096   8.18
 Non-earning Assets                                               947,411               983,356
                                                              -----------           -----------
    Total Assets                                              $12,686,847           $13,011,452
                                                              ===========           ===========
LIABILITIES
 Acquired Funds
  Deposits
   Non-interest bearing                                       $ 1,597,373           $ 1,710,410
   Interest bearing demand                                      1,648,799   1.83      1,636,996   1.91
   Money market accounts                                        1,534,224   3.39      1,439,121   3.86
   Savings                                                        867,308   2.39        861,001   2.41
   Consumer time certificates under $100,000                    3,227,788   4.60      3,329,670   4.91
   Other time                                                      34,807   3.41        129,387   5.55
                                                              -----------           -----------
    Total Core Deposits                                         8,910,299   3.45      9,106,585   3.76
   Time certificates $100,000 and over                            477,853   4.87        502,328   5.37
   Foreign                                                        176,189   5.59        206,123   6.20
                                                              -----------           -----------
    Total Purchased Deposits                                      654,042   5.06        708,451   5.61
                                                              -----------           -----------
    Total Deposits                                              9,564,341   3.59      9,815,036   3.92
  Short-term borrowings                                         1,524,727   5.20      1,511,027   5.75
  Bank notes                                                       50,000   6.24        106,667   6.26
  Long-term debt                                                  287,755   7.63        285,031   7.54
                                                              -----------           -----------
    Total Acquired Funds                                       11,426,823   3.97     11,717,761   4.33
 Other liabilities                                                163,741               167,023
SHAREHOLDERS' EQUITY                                            1,096,283             1,126,668
                                                              -----------           -----------
    Total Liabilities and Shareholders' Equity                $12,686,847           $13,011,452
                                                              ===========           ===========
SIGNIFICANT RATIOS
  Net interest rate spread                                                  3.93%                 3.85%
  Net interest rate margin                                                  4.58                  4.58


CONSOLIDATED STATEMENT OF INCOME
(THOUSANDS EXCEPT PER SHARE DATA)

                                                                                                  THREE MONTHS ENDED
                                                                                                       MARCH 31
                                                                                        1995                             1994
                                                                                        ----                             ----
  INTEREST INCOME
   Interest and fees on loans and leases                                              $196,914                         $157,099
   Investments in debt and equity securities
    Trading                                                                                163                              126
    Taxable                                                                             40,201                           42,971
    Tax-exempt                                                                           3,409                            3,371
                                                                                      --------                         --------
     Total                                                                              43,773                           46,468
   Due from banks-interest bearing                                                         333                            1,272
   Federal funds sold and repurchase agreements                                          2,418                            2,336
                                                                                      --------                         --------
     Total Interest Income                                                             243,438                          207,175
  INTEREST EXPENSE
   Interest bearing deposits                                                            76,327                           65,843
   Foreign deposits                                                                      3,196                              467
   Short-term borrowings                                                                21,707                            6,213
   Bank notes                                                                            1,670                                -
   Long-term debt                                                                        5,374                            5,736
                                                                                      --------                         --------
     Total Interest Expense                                                            108,274                           78,259
                                                                                      --------                         --------
     NET INTEREST INCOME                                                               135,164                          128,916
  PROVISION FOR POSSIBLE LOAN LOSSES                                                    13,617                            8,413
                                                                                      --------                         --------
     NET INTEREST INCOME AFTER PROVISION
      FOR POSSIBLE LOAN LOSSES                                                         121,547                          120,503

  OTHER INCOME
   Trust                                                                                15,168                           15,657
   Service charges                                                                      13,952                           14,689
   Credit card fees                                                                      6,496                            5,805
   Mortgage banking                                                                      1,385                            2,606
   Investment banking and brokerage                                                      1,360                            2,369
   Securities gains (losses)                                                               (43)                             246
   Other                                                                                14,081                            8,164
                                                                                      --------                         --------
     Total Other Income                                                                 52,399                           49,536

  OTHER EXPENSE
   Salaries                                                                             45,795                           45,334
   Employee benefits                                                                    12,060                           11,639
   Net occupancy                                                                         6,418                            6,613
   Equipment                                                                             8,537                            8,786
   Other                                                                                32,651                           33,967
                                                                                      --------                         --------
     Total Other Expense                                                               105,461                          106,339
                                                                                      --------                         --------
     INCOME BEFORE INCOME TAXES                                                         68,485                           63,700
  INCOME TAXES                                                                          24,423                           23,834
                                                                                      --------                         --------
    NET INCOME                                                                        $ 44,062                         $ 39,866
                                                                                      ========                         ========
  PER SHARE DATA
   Average common shares outstanding                                                45,632,256                       44,435,837
   Net income<F*>                                                                         $.97                             $.90
   Dividends declared                                                                      .33                              .28

<F*>Based on weighted average common shares outstanding.

18          MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(THOUSANDS)


                                                                                          MARCH 31     DECEMBER 31    MARCH 31
                                                                                            1995          1994          1994
                                                                                          --------     -----------    --------
ASSETS
 Cash and due from banks                                                                 $   608,016   $   691,999   $   567,766
 Due from banks-interest bearing                                                              23,139        28,338       102,777
 Federal funds sold and repurchase agreements                                                123,884       112,514        61,529
 Investments in debt and equity securities
  Trading                                                                                     11,542        14,299         6,622
  Available-for-sale                                                                         287,225       273,743       318,838
  Held-to-maturity (Estimated fair value of $2,724,408,
   $2,679,075 and $3,066,462, respectively)                                                2,755,422     2,759,987     3,057,298
                                                                                         -----------   -----------   -----------
    Total                                                                                  3,054,189     3,048,029     3,382,758
 Loans held-for-sale                                                                          46,153        18,064        72,530
 Loans and leases, net of unearned income                                                  8,905,486     8,556,162     7,838,737
 Reserve for possible loan losses                                                           (178,302)     (176,561)     (168,974)
                                                                                         -----------   -----------   -----------
    Net Loans and Leases                                                                   8,773,337     8,397,665     7,742,293
 Bank premises and equipment                                                                 215,250       208,773       204,675
 Due from customers on acceptances                                                             5,985         6,609         9,979
 Other assets                                                                                271,689       262,550       296,322
                                                                                         -----------   -----------   -----------
    Total Assets                                                                         $13,075,489   $12,756,477   $12,368,099
                                                                                         ===========   ===========   ===========
LIABILITIES
 Deposits
  Non-interest bearing                                                                   $ 1,391,131   $ 1,530,347   $ 1,474,179
  Interest bearing                                                                         7,915,343     7,691,235     8,185,723
  Foreign                                                                                    239,499       219,135        48,767
                                                                                         -----------   -----------   -----------
    Total Deposits                                                                         9,545,973     9,440,717     9,708,669
 Federal funds purchased and repurchase agreements                                         1,507,053     1,382,519       575,454
 Other short-term borrowings                                                                 174,213       290,180       551,802
 Bank notes                                                                                  250,000       100,000             -
 Long-term debt                                                                              278,669       287,345       293,572
 Bank acceptances outstanding                                                                  5,985         6,609         9,979
 Other liabilities                                                                           183,171       149,730       205,735
                                                                                         -----------   -----------   -----------
    Total Liabilities                                                                     11,945,064    11,657,100    11,345,211

Commitments and contingent liabilities                                                             -             -             -

                                                     MARCH 31     DEC. 31     MARCH 31
                                                       1995        1994         1994
                                                     --------     -------     --------
SHAREHOLDERS' EQUITY
 Preferred stock-no par value
  Shares authorized                                     5,000      5,000        5,000
  Shares issued                                             -          -            -              -             -             -
 Common stock-$5.00 par value
  Shares authorized                                   100,000    100,000       70,000
  Shares issued                                        46,227     44,879       44,510        231,134       224,397       222,552
 Capital surplus                                                                             176,158       167,492       162,502
 Retained earnings                                                                           750,407       710,442       637,834
 Treasury stock, at cost                                  765         94            -        (27,274)       (2,954)            -
                                                                                         -----------   -----------    ----------
    Total Shareholders' Equity                                                             1,130,425     1,099,377     1,022,888
                                                                                         -----------   -----------   -----------
    Total Liabilities and Shareholders' Equity                                           $13,075,489   $12,756,477   $12,368,099
                                                                                         ===========   ===========   ===========


            MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES         19


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
($ IN THOUSANDS)

                                                         COMMON STOCK
                                                    ---------------------                                               TOTAL
                                                    OUTSTANDING               CAPITAL     RETAINED      TREASURY    SHAREHOLDERS'
                                                      SHARES      DOLLARS     SURPLUS     EARNINGS        STOCK        EQUITY
                                                    -----------   -------     -------     --------      --------    -------------
BALANCE AT DECEMBER 31, 1993, AS RESTATED           44,378,477   $221,893     $161,802    $612,065      $      -     $  995,760
Net income                                                                                  39,866                       39,866
Dividends declared
 Mercantile Bancorporation Inc.-$.28 per share                                             (12,018)                     (12,018)
 Pooled companies prior to acquisition                                                        (372)                        (372)
Issuance of common stock
 Employee incentive plans                              115,686        579          533                                    1,112
 Convertible notes                                         534          3           11                                       14
Net fair value adjustment for available-for-sale
  securities                                                                                (1,707)                      (1,707)
Pre-merger transactions of pooled companies             15,423         77          156                                      233
                                                    ----------   --------     --------    --------      --------     ----------
BALANCE AT MARCH 31, 1994                           44,510,120   $222,552     $162,502    $637,834      $      -     $1,022,888
                                                    ==========   ========     ========    ========      ========     ==========

BALANCE AT DECEMBER 31, 1994, AS REPORTED           43,207,524   $216,506     $170,083    $684,615      $ (2,954)    $1,068,250
Adjustment to reflect pooling-of-interests           1,578,107      7,891       (2,591)     25,827             -         31,127
                                                    ----------   --------    ---------    --------       -------     ----------
BALANCE AT DECEMBER 31, 1994, AS RESTATED           44,785,631    224,397      167,492     710,442        (2,954)     1,099,377
Net income                                                                                  44,062                       44,062
Dividends declared-$.33 per share                                                          (15,066)                     (15,066)
Issuance of common stock
 Acquisition of Wedge Bank                             969,954      4,850        1,649       7,314                       13,813
 Employee incentive plans                               47,634        232           82                        38            352
 Convertible notes                                     331,075      1,655        6,935                                    8,590
Net fair value adjustment for available-for-sale
 securities                                                                                  3,655                        3,655
Purchase of treasury stock                            (672,500)                                          (24,358)       (24,358)
                                                    ----------   --------     --------    --------      --------     ----------
BALANCE AT MARCH 31, 1995                           45,461,794   $231,134     $176,158    $750,407      $(27,274)    $1,130,425
                                                    ==========   ========     ========    ========      ========     ==========


20          MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF CASH FLOWS
(THOUSANDS)

                                                                                                  THREE MONTHS ENDED
                                                                                                       MARCH 31
                                                                                        1995                             1994
                                                                                        ----                             ----
   OPERATING ACTIVITIES
    Net income                                                                        $  44,062                       $   39,866
    Adjustments to reconcile net income to net cash provided by operating activities
     Provision for possible loan losses                                                  13,617                            8,413
     Depreciation and amortization                                                        6,816                            6,978
     Provision for deferred income taxes                                                 (2,955)                             561
     Net change in trading securities                                                     2,757                            9,113
     Net change in loans held-for-sale                                                  (28,089)                          46,817
     Net change in accrued interest receivable                                              650                            1,090
     Net change in accrued interest payable                                               3,834                           (4,523)
     Net change in accrued taxes payable                                                 26,041                           27,493
     Other, net                                                                          (2,568)                         (11,273)
                                                                                      ---------                       ----------
      Net Cash Provided by Operating Activities                                          64,165                          124,535

   INVESTING ACTIVITIES
    Investments in debt and equity securities, other than trading securities
     Purchases                                                                         (208,351)                        (402,397)
     Proceeds from maturities                                                           276,301                          345,778
     Proceeds from sales of:
      Available-for-sale securities                                                       1,190                            1,020
      Securities from acquired entities                                                       -                           74,014
    Net change in loans and leases                                                     (231,294)                        (247,296)
    Purchases of loans and leases                                                       (48,289)                         (20,063)
    Proceeds from sales of loans and leases                                              21,713                           69,331
    Purchases of premises and equipment                                                 (12,316)                          (7,254)
    Proceeds from sales of premises and equipment                                           668                              491
    Proceeds from sales of foreclosed property                                            3,566                            4,476
    Cash and cash equivalents from acquisitions, net of cash paid                         7,968                                -
    Other, net                                                                            3,543                            4,050
                                                                                      ---------                       ----------
      Net Cash Used by Investing Activities                                            (185,301)                        (177,850)

   FINANCING ACTIVITIES
    Net change in non-interest bearing, savings, interest bearing demand and
      money market deposit accounts                                                    (360,906)                        (217,167)
    Net change in time certificates of deposit under $100,000                            99,866                         (114,857)
    Net change in time certificates of deposit $100,000 and over                         94,878                           46,926
    Net change in other time deposits                                                    98,189                           (4,198)
    Net change in foreign deposits                                                       20,364                           22,682
    Net change in short-term borrowings                                                 (19,985)                         (16,391)
    Issuance of bank notes                                                              150,000                                -
    Issuance of long-term debt                                                                -                           75,000
    Principal payments on long-term debt                                                    (10)                         (54,211)
    Cash dividends paid                                                                 (15,066)                         (12,390)
    Proceeds from issuance of common stock                                                  352                            1,195
    Purchase of treasury stock                                                          (24,358)                               -
    Other, net                                                                                -                              150
                                                                                       --------                       ----------
      Net Cash Provided (Used) by Financing Activities                                   43,324                         (273,261)
                                                                                      ---------                       ----------
   DECREASE IN CASH AND CASH EQUIVALENTS                                                (77,812)                        (326,576)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                     832,851                        1,058,648
                                                                                      ---------                       ----------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         $ 755,039                       $  732,072
                                                                                      =========                       ==========


            MERCANTILE BANCORPORATION INC. AND SUBSIDIARIES         21

BANKS AND OTHER SUBSIDIARIES

                                                                                                               TOTAL ASSETS
                                                                                                               MAR. 31, 1995
BANK                                                                 MAIN OFFICE                                (THOUSANDS)
- ----                                                                 -----------                               -------------
Mercantile Bank of St. Louis N.A.                                    St. Louis, MO                              $6,631,526
Mercantile Bank of Kansas City                                       Kansas City, MO                               771,959
Mercantile Bank of Kansas                                            Overland Park, KS                             600,768
United Savings Bank                                                  Lebanon, MO                                   510,429
Mercantile Bank of Illinois                                          Alton, IL                                     482,046
Mercantile Bank of Joplin                                            Joplin, MO                                    386,086
Mercantile Bank of Northern Iowa                                     Waterloo, IA                                  359,619
Mercantile Bank of Springfield                                       Springfield, MO                               334,123
Mercantile Bank of St. Joseph                                        St. Joseph, MO                                320,595
Mercantile Bank of Illinois N.A.                                     Hartford, IL                                  270,861
Mercantile Bank of Lawrence                                          Lawrence, KS                                  222,213
Mercantile Bank of Jefferson County                                  High Ridge, MO                                216,844
Mercantile Bank of Topeka                                            Topeka, KS                                    202,482
Mercantile Bank of Cape Girardeau                                    Cape Girardeau, MO                            177,502
Mercantile Bank of the Mineral Area                                  Farmington, MO                                160,849
Mercantile Bank of Franklin County                                   Washington, MO                                160,734
Mercantile Bank of North Central Missouri                            Macon, MO                                     154,208
Mercantile Bank of West Central Missouri                             Sedalia, MO                                   151,727
Mercantile Bank of Lake of the Ozarks                                Eldon, MO                                     127,503
Mercantile Bank of Poplar Bluff                                      Poplar Bluff, MO                              102,095
Mercantile Bank of Mt. Vernon                                        Mt. Vernon, IL                                 93,760
Mercantile Bank of Centralia                                         Centralia, IL                                  90,628

                                                                                                                 TOTAL ASSETS
                                                                                                                MAR. 31, 1995
BANK                                                                 MAIN OFFICE                                 (THOUSANDS)
- ----                                                                 -----------                                -------------

Mercantile Bank of Missouri Valley                                   Richmond, MO                                  $86,680
Mercantile Bank of Stoddard/Bollinger
 Counties                                                            Dexter, MO                                     77,268
Mercantile Bank of Trenton                                           Trenton, MO                                    75,972
Mercantile Bank of Monett                                            Monett, MO                                     74,923
Mercantile Bank of Phelps County                                     Rolla, MO                                      68,941
Mercantile Bank of Flora                                             Flora, IL                                      68,625
Mercantile Bank of Perryville                                        Perryville, MO                                 67,253
Mercantile Bank of Pike County                                       Bowling Green, MO                              58,267
Mercantile Bank of Boone County                                      Columbia, MO                                   52,873
Mercantile Bank of East Central Missouri                             Montgomery City, MO                            51,054
Mercantile Bank of Memphis                                           Memphis, MO                                    50,802
Mercantile Bank of Doniphan                                          Doniphan, MO                                   50,089
Mercantile Bank of Ste. Genevieve                                    Ste. Genevieve, MO                             48,969
Mercantile Bank of Northwest Missouri                                Maryville, MO                                  41,860
Mercantile Bank of Willow Springs                                    Willow Springs, MO                             39,153
Mercantile Bank of Wright County                                     Hartville, MO                                  39,128
Mercantile Bank of Sikeston                                          Sikeston, MO                                   37,887
Mercantile Bank of Carlyle                                           Carlyle, IL                                    37,328
Mercantile Bank of Plattsburg                                        Plattsburg, MO                                 37,224
Mercantile Trust Company N.A.                                        St. Louis, MO                                   9,238

- ---------------------------------------------------------------------------------------------------------------------------------

ASSET-BASED LENDING
 Mercantile Business Credit, Inc.
 12443 Olive Blvd.
 St. Louis, MO 63141-6432

BROKERAGE SERVICES
 Mercantile Investment Services, Inc.
 Mercantile Tower
 St. Louis, MO 63101-1643

CREDIT LIFE INSURANCE
 Mississippi Valley Life Insurance Co.
 Mercantile Tower
 St. Louis, MO 63101-1643

INSURANCE AGENCY
 Mercantile Insurance Services, Inc.
 Mercantile Tower
 St. Louis, MO 63101-1643

INVESTMENT MANAGEMENT
 Mississippi Valley Advisors Inc.
 Mercantile Tower
 St. Louis, MO 63101-1643

OFF-SHORE BRANCH
 Mercantile Bank of St. Louis N.A.
 Cayman Branch
 Grand Cayman, B.W.I.

PENDING AFFILIATIONS
 Central Mortgage Bancshares, Inc.
 Kansas City, MO

 TCBankshares, Inc.
 North Little Rock, AR

 Plains Spirit Financial Corporation
 Davenport, IA

 Southwest Bancshares, Inc.
 Springfield, MO

 AmeriFirst Bancorporation, Inc.
 Sikeston, MO

22                  MERCANTILE BANCORPORATION INC.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

 RICHARD P. CONERLY<F1,F3>
 Retired Chairman
 Orion Capital Inc.

 HARRY M. CORNELL, JR.<F2,F4>
 Chairman and
 Chief Executive Officer
 Leggett & Platt, Inc.

 EARL K. DILLE<F3,F5,F6>
 Retired President
 Union Electric Company

 J. CLIFF EASON<F1>
 President, Network Services
 Southwestern Bell Telephone Company

 BERNARD A. EDISON<F2,F3>
 Director Emeritus
 Edison Brothers Stores, Inc.

 WILLIAM A. HALL<F1>
 Assistant to the Chairman
 Hallmark Cards, Inc.

 THOMAS A. HAYS<F2,F3,F4>
 Deputy Chairman
 The May Department Stores
 Company

 WILLIAM G. HECKMAN<F3,F6>
 Chairman Emeritus
 Arch Mineral Corporation

 THOMAS H. JACOBSEN<F3,F4>
 Chairman and
 Chief Executive Officer
 Mercantile Bancorporation Inc.

 CHARLES H. PRICE II<F6>
 Chairman
 Mercantile Bank of Kansas City

 HARVEY SALIGMAN<F2>
 Managing Partner
 Cynwyd Investments

 CRAIG D. SCHNUCK<F5>
 Chairman and
 Chief Executive Officer
 Schnuck Markets, Inc.

 ROBERT L. STARK<F6>
 Dean
 University of Kansas
 Regents Center

 PATRICK T. STOKES<F1>
 President
 Anheuser-Busch, Inc.

 FRANCIS A. STROBLE<F1>
 Retired Chief
 Financial Officer
 Monsanto Company

 JOHN A. WRIGHT<F1>
 President and
 Chief Executive Officer
 Big River Minerals Corp.

[FN]
<F1>Member of Audit Committee
<F2>Member of Compensation and
     Management Development
     Committee
<F3>Member of Executive Committee
<F4>Member of Nominating and Board
     Affairs Committee
<F5>Member of Community Relations
     Committee
<F6>Member of Credit Policy
     Committee

- ------------------------------------------------------------------------

EXECUTIVE OFFICERS

 THOMAS H. JACOBSEN
 Chairman and
 Chief Executive Officer

 RALPH W. BABB, JR.
 Vice Chairman

 W. RANDOLPH ADAMS
 Senior Executive Vice President
 and Chief Financial Officer

 JOHN Q. ARNOLD
 Senior Executive Vice President and
 Chief Credit Officer

 JOHN H. BEIRISE
 President and Chief Institutional
 Banking Officer
 Mercantile Bank of St. Louis N.A.

 RICHARD H. GOLDBERG
 Executive Vice President
 Operations

 MICHAEL J. GORMAN
 Chairman
 Mercantile Bank of St. Louis N.A.

 RICHARD C. KING
 President and Chief Executive Officer
 Mercantile Bank of Kansas City

 JOHN W. MCCLURE
 Senior Executive Vice President
 Community Banking

 JON P. PIERCE
 Executive Vice President
 Human Resources

 JON W. BILSTROM
 General Counsel and
 Secretary

 PATRICK STRICKLER
 Executive Vice President
 Public Affairs

 ARTHUR G. HEISE
 Senior Vice President and
 Auditor

 MICHAEL T. NORMILE
 Senior Vice President
 Finance and Control

 KENNETH E. SCHUTTE
 Senior Vice President
 and Treasurer

                     MERCANTILE BANCORPORATION INC.                 23

 INVESTOR INFORMATION

 NEW YORK STOCK EXCHANGE: MTL<F*>

 SELECTED DATA
                                                                                              MARCH 31
                                                                                 1995                           1994
                                                                                 ----                           ----
   Market Price                                                                $36 1/2                       $31 7/8
   Yield                                                                         3.62%                         3.51%
   Price Earnings Ratio                                                         10.20x                        10.92x
   Book Value                                                                  $24.87                        $22.98
   Shares Outstanding
    Average                                                                   45,632,256                    44,435,837
    Period-end                                                                45,461,794                    44,510,120
   Shareholders of Record                                                         14,163                        14,185
   Average Daily Volume                                                           55,337                        62,279
- ----------------------------------------------------------------------------------------------------------------------

COMMON STOCK INFORMATION


                                                      MARKET PRICE                         AVERAGE
                                           -----------------------------------              DAILY                DIVIDEND
                                           HIGH            LOW           CLOSE              VOLUME               DECLARED
                                           ----            ---           -----              ------               --------
1995
1ST QUARTER                               $37 1/4        $31 1/4        $36 1/2             55,337                 $.33

1994
1st Quarter                               $34 1/8        $29 7/8        $31 7/8             62,279                 $.28
2nd Quarter                                38 1/8         31 1/8         35 1/8             48,340                  .28
3rd Quarter                                39 1/4         34 7/8         36 7/8             47,814                  .28
4th Quarter                                36 7/8         29 1/2         31 1/4             53,259                  .28
- -----------------------------------------------------------------------------------------------------------------------

<F*> Generally appears as MercBcpMO or MercBc in newspaper stock tables.

DIVIDEND REINVESTMENT PLAN AND DIVIDEND DIRECT DEPOSIT

 The Dividend Reinvestment Plan provides shareholders of record a regular way of investing cash dividends in additional shares at an average market price and/or investing optional cash payments without payment of brokerage commissions or service charges.

 Dividend Direct Deposit is a timesaving method of receiving cash dividends through automatic deposit on date of payment to a checking, savings or money market account at any financial institution which participates in an Automated Clearing House.

 If you wish to participate in or want further information concerning the Dividend Reinvestment Plan or Dividend Direct Deposit, please contact KeyCorp Shareholder Services, Inc., One Mercantile Center, Suite 2120, St. Louis, MO 63101-1673, telephone 314-241-4002.

DIVIDEND DATES

 Dividends are normally paid the first business day of January, April, July and October.

24                  MERCANTILE BANCORPORATION INC.

DEBT SECURITIES OUTSTANDING
(THOUSANDS)

                                                                MARCH 31
                                                                  1995
                                                                --------
  7.625% Subordinated Notes, due 2002                          $150,000
  6.375% Subordinated Notes, due 2004                            75,000
  9.000% Mortgage-backed Notes, due 1999                         53,450


- ---------------------------------------------------------------------------------------------------------------------------------
DEBT RATINGS

                                                                                                         THOMSON       STANDARD
                                                                             MOODY'S        FITCH       BANKWATCH      & POOR'S
                                                                             -------        -----       ---------      --------
MERCANTILE BANCORPORATION INC.
  Issuer Rating                                                                                             B
  Commercial Paper                                                             P-2                        TBW-1           A-2
  Subordinated Debt
   7.625% Subordinated Notes, due 2002                                         Baa1                       BBB+            BBB

MERCANTILE BANK OF ST. LOUIS N.A.
  Bank Notes                                                                  A1/P-1                        A
  6.375% Subordinated Notes, due 2004                                           A3            A-           A-             BBB+
  9.000% Mortgage-backed Notes, due 1999                                       AAA
  Certificates of Deposit                                                                                 TBW-1          A-/A-2
  Letters of Credit                                                                                       TBW-1          A-/A-2


- ---------------------------------------------------------------------------------------------------------------------------------

INVESTOR RELATIONS
 Ralph W. Babb, Jr.
 Vice Chairman
 Mercantile Bancorporation Inc.
 P.O. Box 524
 St. Louis, MO 63166-0524

GENERAL COUNSEL
 Thompson & Mitchell
 One Mercantile Center
 St. Louis, MO 63101-1693

TRANSFER AGENT
 KeyCorp Shareholder Services, Inc.
 P.O. Box 6477
 Cleveland, OH 44101-1477

INDEPENDENT
ACCOUNTANTS
 KPMG Peat Marwick LLP
 1010 Market Street
 St. Louis, MO 63101-2085

                            APPENDIX

There is a bar-graph titled "COMMON STOCK PRICE RANGE" on page 24 of the printed First Quarter Report. The graph plots Fiscal Quarters to Dollars on the X and Y axis respectively. This graph shows five quarters of market price ranges from the first quarter of 1994 to the first quarter of 1995. Each bar indicates the dollar range of the stock price for the period. The high price is printed above and the low price below the bar. These figures correspond with the Common Stock Information table also on page 24.